UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

64107N206
(CUSIP Number)

April 16, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of reporting persons

Business Venture Investments No 1567 (Proprietary) Ltd (RF)
2.		Check the appropriate box if a member of a group
(a) [ ]		(b) [ ]

3.		SEC use only

4.		Citizenship or place of organization

South Africa
	5.	Sole voting power

Number of		4,100,000
shares	6.	Shared voting power
beneficially
owned by		0
each	7.	Sole dispositive power
reporting
person		4,100,000
with:	8.	Shared dispositive power

		0
9.		Aggregate amount beneficially owned by each reporting person

4,100,000
10.		Check box if the aggregate amount in Row (9) excludes certain shares [ ]

11.		Percent of class represented by amount in Row (9)

8.17% (1)
12.		Type of reporting person

FI

(1) Based on 50,173,342 shares of the Issuer’s common stock, which includes the (i) 45,773,342 shares of the Issuer’s common stock outstanding as of February 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, and (ii) 4,400,000 shares of the Issuer’s common stock issued pursuant to Relationship Agreements with the Issuer’s Black Economic Empowerment partners, as announced by the Issuer on April 16, 2014.

Item 1(a).	Name of Issuer:

Net 1 UEPS Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
(2711) 343-2000

Item 2(a).	Name of Person Filing:

Business Venture Investments No 1567 (Proprietary) Ltd (RF)

Item 2(b).	Address or Principal Business Office of Person Filing:

37 Wantage Road
Parkwood 2196
South Africa

Item 2(c).	Citizenship or Place of Organization of Person Filing:

South Africa

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

64107N206

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The percentage ownership stated below is based upon 50,173,342 shares of the Issuer’s common stock, which includes the (i) 45,773,342 shares of the Issuer’s common stock outstanding as of February 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, and (ii) 4,400,000 shares of the Issuer’s common stock issued pursuant to Relationship Agreements with the Issuer’s Black Economic Empowerment partners, as announced by the Issuer on April 16, 2014.

(a)	Amount beneficially owned: 4,100,000 shares

(b)	Percent of class: 8.17%

(c)	Number of shares as to which the reporting person has:

	(i)	Sole power to vote or to direct the vote: 4,100,000

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 4,100,000

	(iv)	Shared power to dispose or to direct the disposition of : 0

The reporting person is a special purpose entity formed to make an investment in the Issuer. Mosomo Investment Holdings Proprietary Limited, the principal shareholder of the reporting person, is a black empowerment investment company that invests in South African companies, primarily in the mining, financial services and mass banking sectors.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a -11.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 30, 2014

Business Venture Investments No 1567 (Proprietary) Ltd (RF)

By: /s/ KHOMOTSO BRIAN MOSEHLA
Name: KHOMOTSO BRIAN MOSEHLA
Title: DIRECTOR